GAINSCO REPORTS 2nd QUARTER RESULTS

     DALLAS, Texas, August 13, 2004 – GAINSCO, INC. (OTCBB: GNAC) today reported net income for the second quarter 2004 of approximately $1.0 million. After the accretion of the discount on the redeemable preferred stock of approximately $0.8 million and the accrual of dividends on the redeemable preferred stock of approximately $0.3 million, net loss applicable to common shareholders for the second quarter 2004 was approximately $0.1 million, or $0.01 per common share, basic and diluted.

     For the six months ended June 30, 2004, net income was approximately $2.1 million. After the accretion of the discount on the redeemable preferred stock of approximately $1.7 million and the accrual of dividends on the redeemable preferred stock of approximately $0.5 million, net loss applicable to common shareholders for the six months ended June 30, 2004 was approximately $0.1 million, or $0.01 per common share, basic and diluted.

     “Our insurance operations continued to be profitable for the quarter due to the Company’s nonstandard personal automobile insurance business. We also continued to exit the unprofitable commercial lines business through the ongoing process of settling and reducing our remaining inventory of commercial claims. Finally, the Company is working diligently on its capital structure issues,” said Glenn W. Anderson, GAINSCO’s president and chief executive officer.

     The Board of Directors has continued to focus on the Company’s obligations to the holders of the Preferred Stock, which are affiliates of three of the Company’s eight directors. The Series A Preferred Stock has been called for redemption so that on January 1, 2006 the Company will be obligated to pay approximately $31.6 million to the holder of the Series A Preferred Stock, subject to certain conditions. The Series B and Series C Preferred Stock become redeemable at the option of holders commencing March 23, 2007 for the aggregate liquidation amount of $6.0 million plus accrued dividends, also subject to certain conditions. The Company does not have, or expect that its operations will generate, sufficient funds to redeem the Series A Preferred Stock on January 1, 2006. The Board of Directors has considered how the need for capital to satisfy the obligations on the Preferred Stock may limit the Company’s ability to pursue opportunities to further expand the Company’s nonstandard personal auto business. The interests of the holders of the Preferred Stock in assuring that these obligations are met in a timely manner may differ from those of other shareholders. As a result, the Board of Directors formed a Special Committee of independent directors to address the alternatives for providing for these obligations. The Special Committee first considered, with the assistance of an investment banking firm, proposals from holders of Preferred Stock for the recapitalization of the Company, including a proposal that would have involved an investment by two consultants and the President of the Company. No agreement was reached with the holders of the Preferred Stock, and all recapitalization proposals were withdrawn. The Board of Directors then expanded the mandate of the Special Committee to consider alternatives that might be available with unaffiliated third parties. The Special Committee then engaged the investment banking firm to advise it as to alternatives that could be available to the Company. As a result of its consideration of the alternatives, the Special

THE GAINSCO COMPANIES

1445 Ross Avenue, Suite 5300, Texas 75202
214.647.015 214.647.0430

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Committee is again negotiating a restructuring with the holders of the Company’s Preferred Stock and a consultant. There can be no assurance that these negotiations will be successful or as to the outcome or length of the process. As of June 30, 2004, approximately $0.7 million had been recognized for financial advisory and legal expenses and fees to those directors serving on the Special Committee in respect of the Special Committee’s consideration of alternatives for dealing with its obligations to the holders of its Preferred Stock, of which approximately $0.4 million was expensed in the quarter ended March 31, 2004 because the proposals to which the amount related had been withdrawn and approximately $0.3 million was recorded as deferred expenses in Other assets at June 30, 2004 because the negotiations to which this amount related were ongoing.

     The Company paid dividends aggregating $2.1 million on the Series B and Series C Preferred Stock on April 1, 2004, which brought dividends current to that point. From and after April 1, 2004, dividends accrue at the rate of 20% per annum, of which at least half must be paid quarterly (or at least $150,000 in the aggregate in respect of the Series B and Series C Preferred Stock). The Company paid dividends of $300,000 in respect of the Series B and Series C Preferred Stock on July 1, 2004.

     The Company’s capital base (total assets less total liabilities) at June 30, 2004 was approximately $44.5 million. This amount consisted of Shareholders’ Equity of approximately $12.3 million and three series of Redeemable Preferred Stock, which are classified under generally accepted accounting principles (“GAAP”) as mezzanine financing in the aggregate amount of approximately $32.2 million. At June 30, 2004, $5.7 million of unaccreted discount on Redeemable Preferred Stock was included in Shareholders’ Equity. Almost all of this unaccreted discount will be accreted from Shareholders’ Equity to Redeemable Preferred Stock by January 1, 2006, the redemption date of the Series A Preferred Stock. At June 30, 2004, Shareholders’ Equity per common share was approximately $0.58 (which includes unaccreted discount on Redeemable Preferred Stock of $0.27 per common share). Shareholders’ Equity less such unaccreted discount was approximately $6.6 million or $0.31 per common share. The aggregate redemption value of Redeemable Preferred Stock was approximately $37.9 million ($37.6 million stated value plus accrued dividends of approximately $0.3 million) at June 30, 2004.

     Combined statutory policyholders’ surplus at the end of the second quarter 2004 was $38.6 million and compares to combined statutory policyholders’ surplus at March 31, 2004 of $38.2 million. The combined statutory policyholders’ surplus at the end of the second quarter 2004 does not include approximately $0.9 million of after-tax, unrealized capital gains that existed in the statutory bond portfolios.

     The Company’s net unpaid claims and claim adjustment expenses (Unpaid claims and claim adjustment expenses less Ceded unpaid claims and claim adjustment expenses) at June 30, 2004 were $64.8 million, compared to approximately $68.3 million at March 31, 2004. These balances do not include the beneficial effect of ceded reserves to a reinsurer under a reserve reinsurance cover agreement in the amount of approximately $9.2 million at June 30, 2004, and approximately $10.6 million at March 31, 2004 (the balances of which are included in Reinsurance balances receivable). The principal components of the net reduction in the reserve balances from March 31, 2004 to June 30, 2004 are the settlement of claims in the normal course of business and favorable development in 2004 for nonstandard personal auto estimated ultimate liabilities. As of June 30, 2004, 356 commercial claims remained, compared to 442 at March 31, 2004 and 681 at June 30, 2003.

THE GAINSCO COMPANIES

1445 Ross Avenue, Suite 5300, Texas 75202
214.647.015 214.647.0430

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     The GAAP combined ratio for the second quarter of 2004 was 99.7%, compared to a combined ratio of 102.2% for the 2003 second quarter, in each case including both the commercial lines business from which the Company is exiting and the continuing personal lines business. The GAAP claims and claim adjustment expenses ratio for the 2004 second quarter was 73.1%, compared with 62.2% for the second quarter of 2003. The GAAP expense ratio for the second quarter 2004 was 26.6%, compared to 40.0% for the 2003 second quarter. For the six months ended June 30, 2004, the GAAP combined ratio was 97.4%, compared to 111.1% for the same period in 2003. The GAAP claims and claim adjustment expenses ratio for the six months ended June 30, 2004 was 68.8%, versus 74.8% for the same six months ended 2003. The GAAP expense ratio for the six months ended June 30, 2004 was 28.6% versus 36.3% for the same period in 2003. The GAAP combined ratios and GAAP expense ratios presented above do not include expenses of the holding company.

     For the second quarter 2003, net income was approximately $0.8 million. After the accretion of the discount on the redeemable preferred stock of approximately $0.7 million and the accrual of dividends on the redeemable preferred stock of approximately $0.2 million, net loss applicable to common shareholders for the second quarter 2003 was approximately $0.1 million, or $0.01 per common share, basic and diluted. For the six months ended June 30, 2003, net income was approximately $0.9 million. After including the effect of the accretion of the discount on the redeemable preferred stock of approximately $1.4 million and the accrual of dividends on the redeemable preferred stock of approximately $0.4 million, net loss applicable to common shareholders for the six months ended June 30, 2003 was approximately $0.9 million, or $0.04 per common share, basic and diluted. For all periods presented, the effects of common stock equivalents and convertible preferred stock are antidilutive. Therefore, basic and diluted per share results are reported as the same number.

     GAINSCO, INC. is a Dallas, Texas-based holding company. The Company’s nonstandard personal automobile insurance products are distributed primarily through retail agents in Florida, Texas and Arizona. Its primary insurance subsidiaries are General Agents Insurance Company of America, Inc. and MGA Insurance Company, Inc., both of which are currently rated “B-” (Fair), with a stable outlook, by A.M. Best.

     Statements made in this release that are qualified with words such as “expect,” “will,” “is working,” etc., are forward-looking statements. Investors are cautioned that important factors, representing certain risks and uncertainties, could cause actual results to differ materially from those contained in the forward-looking statements. These factors include, but are not limited to, (a) the Company’s ability to effectively adjust and settle remaining claims associated with its exit from the commercial insurance business, (b) heightened competition from existing competitors and new competitor entrants into the Company’s markets, (c) the extent to which market conditions firm up, the acceptance of higher prices in the market place and the Company’s ability to realize and sustain higher rates, (d) the Company’s ability to successfully expand operations to new states, (e) contraction of the markets for the Company’s business, (f) factors considered by A.M. Best in its rating of the Company and acceptability of the Company’s current or future A.M. Best rating to its end markets, (g) the Company’s ability to meet its obligations in respect of its Series A, B and C Redeemable Preferred Stock, (h) the ongoing level of claims and claims-related expenses and the adequacy of claim reserves, (i) the outcome of pending litigation, (j) the effectiveness of investment strategies implemented by the

THE GAINSCO COMPANIES

1445 Ross Avenue, Suite 5300, Texas 75202
214.647.015 214.647.0430

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Company’s investment manager, (k) continued justification of recoverability of goodwill in the future, (l) the availability of reinsurance and the ability to collect reinsurance recoverables, including amounts that may become recoverable from insurers with less than A.M. Best “Secure” ratings, (m) the Company’s ability to invest in new endeavors that are successful, (n) the limitation on the Company’s ability to use net operating loss carryforwards as a result of constraints caused by ownership changes within the meaning of Internal Revenue Code Section 382, (o) the ability of the Company to realize contingent acquisition payments in connection with its sale of the management contract controlling GAINSCO County Mutual Insurance Company, which was prejudiced by legislation passed in the session of the Texas Legislature ended June 2, 2003, and (p) general economic conditions, including fluctuations in interest rates. In addition, the actual emergence of losses and loss expenses may vary, perhaps materially, from the Company’s estimate thereof, because (a) estimates of loss and loss expense liabilities are subject to large potential errors of estimation as the ultimate disposition of claims incurred prior to the financial statement date, whether reported or not, is subject to the outcome of events that have not yet occurred (e.g., jury decisions, court interpretations, legislative changes, subsequent damage to property, changes in the medical condition of claimants, public attitudes and social/economic conditions such as inflation), (b) estimates of losses do not make provision for extraordinary future emergence of new classes of losses or types of losses not sufficiently represented in the Company’s historical data base or which are not yet quantifiable, and (c) estimates of future costs are subject to the inherent limitation on the ability to predict the aggregate course of future events. A forward-looking statement is relevant only as of the date the statement is made and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances arising after the date on which the statement was made. Please refer to the Company’s recent SEC filings for further information regarding factors that could affect the Company’s results.

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[The GAINSCO, INC. and Subsidiaries Consolidated Statements of Operations and Other Information for the quarters and six months ended June 30, 2004 and June 30, 2003 follow.]

Release Date:	Friday, August 13, 2004 – FOR IMMEDIATE RELEASE

Company Contacts:	Scott A. Marek, Asst. Vice President-Investor Relations 214.647.0427 Richard M. Buxton, Senior Vice President 214.647.0428 Email address: ir@gainsco.com Website: www.gainsco.com

THE GAINSCO COMPANIES

1445 Ross Avenue, Suite 5300, Texas 75202
214.647.015 214.647.0430

GAINSCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands, except per share data)

	Quarter ended		Six months ended
	June 30		June 30
	2004	2003	2004	2003
Net premiums earned	$9,235	7,838	$17,736	16,528
Net investment income	565	783	1,173	1,628
Net realized gains	232	515	617	1,266
Other income	1,504	1,168	2,574	2,525

Total revenues	11,536	10,304	22,100	21,947
Claims and claims adjustment expenses	6,750	4,871	12,209	12,354
Commissions	1,143	850	2,632	1,896
Change in deferred policy acquisition costs	(260)	643	(613)	651
Interest expense	0	26	0	79
Underwriting and operating expenses	2,871	3,104	5,789	6,088

Income before Federal income taxes	1,032	810	2,083	879
Federal income taxes	0	0	(8)	0

Net income	$1,032	810	$2,091	879

Net loss available to common shareholders	$(115)	(116)	$(109)	(945)

Loss per common share, basic and diluted *	$(0.01)	(0.01)	$(0.01)	(0.04)

*	The effects of common stock equivalents and convertible preferred stock are antidilutive. As a result, basic loss per share and diluted loss per share are reported as the same number.

GAINSCO, INC. AND SUBSIDIARIES
OTHER INFORMATION
($ in thousands)

Gross premiums written	$8,912	7,173	$19,848	16,222
Net premiums written	$8,876	7,156	$19,762	16,201
GAAP RATIOS:
Claims & CAE Ratio	73.1%	62.2%	68.8%	74.8%
Expense Ratio	26.6%	40.0%	28.6%	36.3%

Combined Ratio	99.7%	102.2%	97.4%	111.1%